UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice concerning Partial Amendment to the Articles of Incorporation

Tokyo, May 23, 2007 — Mitsubishi UFJ Financial Group, Inc. (MUFG) resolved, at a meeting of the Board of Directors held today, to submit a proposal for partial amendment to the Articles of Incorporation of MUFG, as stated below, at the 2nd Annual General Meeting of Shareholders to be held on June 28, 2007 (which will also serve as a general meeting of holders of class shares with respect to ordinary shares) and at the general meeting of holders of class shares with respect to each class of preferred shares to be held on June 27, 2007; provided, however, that the amendments related to the stock splits and the introduction of a unit share system shall not take effect until the stock splits stated below become effective.

1.	Reasons for Amendments

In order to reduce the minimum stock investment unit through stock splits and the introduction of the unit share system, for the purpose of enhancing the opportunities for investment in the stock of the Company, the necessary amendments will be made as described below. Subject to the approval of the shareholders to the Amendments to the Articles of Incorporation, the Board of Directors’ meeting held on May 23, 2007 adopted a resolution on the stock splits to be effective as of September 30, 2007 by which each ordinary share and preferred share will be split into 1,000 shares. In addition, the description of the total number of shares authorized to be issued with respect to some classes of Preferred Shares will be deleted.

(1)	The total numbers of shares authorized to be issued will be increased, taking the stock split ratio into consideration. In addition, the total number of Class 9 Preferred Shares and Class 10 Preferred Shares authorized to be issued will be deleted as all of such shares were cancelled (Article 6 of the Proposed Amendments).

(2)	A provision which enables the Company to introduce the unit share system along with execution of the stock splits, by which the number of shares constituting one unit of shares of the Company shall become 100, and a provision concerning nonissuance of share certificates for fractional unit shares will be newly established (Article 8 of the Proposed Amendments).

(3)	With the introduction of the unit share system, provisions to specify the rights pertaining to fractional unit shares will be newly established (Article 9 of the Proposed Amendments).

(4)	With the introduction of the unit share system, a provision for sales of fractional unit shares will be newly established (Article 10 of the Proposed Amendments).

(5)	With the introduction of the unit share system, provisions concerning fractional shares will be deleted (deletion of Article 9, Article 10, Paragraph 4 and Article 11, Paragraph 2 of the current Articles of Incorporation; Articles 50 and 51 of the Proposed Amendments).

(6)	In accordance with the stock split ratio of Preferred Shares, necessary amendments will be made to the provisions concerning preferred dividends, preferred interim dividends, distribution of residual assets, right to request acquisitions, etc. (Articles 14, 15, 16 and 19 of the Proposed Amendments; Attachments 1, 2 and 3 of the Proposed Amendments).

(7)	As the total number of shares authorized to be issued with respect to Class 9 Preferred Shares and Class 10 Preferred Shares will be deleted, provisions concerning requests for acquisitions of such Preferred Shares will be deleted (deletion of Attachments 2 and 3 of the current Articles of Incorporation).

(8)	A provision will be newly established to stipulate that amendments related to the stock splits and the unit share system shall have effect from September 30, 2007, on which date the stock splits will be effective (Article 1 of Supplement of the Proposed Amendments).

(9)	A provision will be newly established to stipulate that the provision of “Unless otherwise provided for by laws or regulations, the Company shall not consolidate or split any Preferred Shares.” (Article 18, Paragraph 1 of the Proposed Amendments) shall not be applied to the stock splits of Preferred Shares which will be effective as of September 30, 2007, pursuant to a resolution of the Board of Directors’ meeting held on May 23, 2007 (Article 2 of Supplement of the Proposed Amendments).

(10)	Renumbering of the articles and other necessary amendments will be made.

2.	Details of Amendments

The details of amendments are as shown in the attached document.

3.	Schedule

Date of resolution at a meeting of the Board of Directors

May 23, 2007 (Wednesday)

Date of resolution at the general meeting of shareholders

June 28, 2007 (Thursday)

Effective date of the amendments to Articles of Incorporation

June 28, 2007 (Thursday)

The effective date of the amendments related to the stock splits and the introduction of a unit share system is as provided for in Article 1 of Supplement of the Proposed Amendments.

*            *            *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Department

Tel: 81-3-3240-7651

PROPOSED AMENDMENTS TO THE ARTICLES OF INCORPORATION

OF

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(The underlined portions indicate amendments.)

Current Articles of Incorporation	Proposed Amendments
CHAPTER I. GENERAL PROVISIONS	CHAPTER I. GENERAL PROVISIONS
Article 1. through Article 5. (Omitted.)	Article 1. through Article 5. (Unchanged.)
CHAPTER II. SHARES	CHAPTER II. SHARES

(Total Number of Shares Authorized to be Issued)

Article 6.

The aggregate number of shares authorized to be issued by the Company shall be thirty-four million three hundred six thousand six hundred one (34,306,601) shares, and the aggregate number of each class shares authorized to be issued shall be as set forth below; provided, however, that the aggregate number of shares authorized to be issued with respect to the First to the Fourth Series of Class 5 Preferred Shares shall not exceed four hundred thousand (400,000) in total, the aggregate number of shares authorized to be issued with respect to the First to the Fourth Series of Class 6 Preferred Shares shall not exceed two hundred thousand (200,000) in total, and the aggregate number of shares authorized to be issued with respect to the First to the Fourth Series of Class 7 Preferred Shares shall not exceed two hundred thousand (200,000) in total.

Ordinary Shares:

thirty-three million (33,000,000) shares

Class 3 Preferred Shares:

one hundred twenty thousand (120,000) shares

The First Series of Class 5 Preferred Shares:

four hundred thousand (400,000) shares

The Second Series of Class 5 Preferred Shares:

four hundred thousand (400,000) shares

The Third Series of Class 5 Preferred Shares:

four hundred thousand (400,000) shares

The Fourth Series of Class 5 Preferred Shares:

four hundred thousand (400,000) shares

The First Series of Class 6 Preferred Shares:

two hundred thousand (200,000) shares

The Second Series of Class 6 Preferred Shares:

two hundred thousand (200,000) shares

The Third Series of Class 6 Preferred Shares:

two hundred thousand (200,000) shares

(Total Number of Shares Authorized to be Issued)

Article 6.

The aggregate number of shares authorized to be issued by the Company shall be thirty-four billion seventy six million nine hundred one thousand (34,076,901,000) shares, and the aggregate number of each class shares authorized to be issued shall be as set forth below; provided, however, that the aggregate number of shares authorized to be issued with respect to the First to the Fourth Series of Class 5 Preferred Shares shall not exceed four hundred million (400,000,000) in total, the aggregate number of shares authorized to be issued with respect to the First to the Fourth Series of Class 6 Preferred Shares shall not exceed two hundred million (200,000,000) in total, and the aggregate number of shares authorized to be issued with respect to the First to the Fourth Series of Class 7 Preferred Shares shall not exceed two hundred million (200,000,000) in total.

Ordinary Shares:

thirty-three billion (33,000,000,000) shares

Class 3 Preferred Shares:

one hundred twenty million (120,000,000) shares

The First Series of Class 5 Preferred Shares:

four hundred million (400,000,000) shares

The Second Series of Class 5 Preferred Shares:

four hundred million (400,000,000) shares

The Third Series of Class 5 Preferred Shares:

four hundred million (400,000,000) shares

The Fourth Series of Class 5 Preferred Shares:

four hundred million (400,000,000) shares

The First Series of Class 6 Preferred Shares:

two hundred million (200,000,000) shares

The Second Series of Class 6 Preferred Shares:

two hundred million (200,000,000) shares

Third Series of Class 6 Preferred Shares:

two hundred million (200,000,000) shares

Current Articles of Incorporation	Proposed Amendments

The Fourth Series of Class 6 Preferred Shares:

two hundred thousand (200,000) shares

The First Series of Class 7 Preferred Shares:

two hundred thousand (200,000) shares

The Second Series of Class 7 Preferred Shares:

two hundred thousand (200,000) shares

The Third Series of Class 7 Preferred Shares:

two hundred thousand (200,000) shares

The Fourth Series of Class 7 Preferred Shares:

two hundred thousand (200,000) shares

Class 8 Preferred Shares:

twenty-seven thousand (27,000) shares

Class 9 Preferred Shares:

seventy-nine thousand seven hundred (79,700) shares

Class 10 Preferred Shares:

one hundred fifty thousand (150,000) shares

Class 11 Preferred Shares:

one (1) share

Class 12 Preferred Shares:

one hundred twenty-nine thousand nine hundred (129,900) shares

The Fourth Series of Class 6 Preferred Shares:

two hundred million (200,000,000) shares

The First Series of Class 7 Preferred Shares:

two hundred million (200,000,000) shares

The Second Series of Class 7 Preferred Shares:

two hundred million (200,000,000) shares

The Third Series of Class 7 Preferred Shares:

two hundred million (200,000,000) shares

The Fourth Series of Class 7 Preferred Shares:

two hundred million (200,000,000) shares

Class 8 Preferred Shares:

twenty-seven million (27,000,000) shares

Class 11 Preferred Shares:

one thousand (1,000) shares

Class 12 Preferred Shares:

one hundred twenty-nine thousand nine hundred thousand (129,900,000) shares

(Share Certificates) Article 7. (Omitted.)	(Share Certificates) Article 7. (Unchanged.)
(Newly established.)

(Number of Shares Constituting One (1) Unit of Shares and Non-issuance of Share Certificates for Fractional Unit Shares)

Article 8.

1. The number of shares constituting one (1) unit of shares of the Company shall be one hundred (100) with respect to Ordinary Shares and each class of Preferred Shares, respectively.

2. Notwithstanding the preceding Article, the Company shall not issue share certificates for fractional unit shares, unless otherwise specified in the Share Handling Regulations.

Current Articles of Incorporation	Proposed Amendments
(Newly established.)

(Rights Pertaining to Fractional Unit Shares)

Article 9.

A Shareholder of the Company (including a beneficial shareholder; hereinafter the same being applicable) may not exercise any rights with respect to fractional unit shares held by such shareholder, except for the following:

1. The rights provided for in each item of Article 189, Paragraph 2 of the Company Law;

2. The right to make a request pursuant to Article 166, Paragraph 1 of the Company Law;

3. The right to receive an allotment of offered shares and offered stock acquisition rights in proportion to the number of shares held by such shareholder; and

4. The right to make a request provided for in the following Article.

(Newly established.)

(Request for Sale of Fractional Unit Shares)

Article 10.

A shareholder of the Company may request the Company to sell to the shareholder such number of shares which will, when combined with the fractional unit shares already held by such shareholder, constitute one (1) full unit of shares pursuant to the Share Handling Regulations.

Current Articles of Incorporation	Proposed Amendments

(Record Date)

Article 8.

1. (Omitted.)

2. In addition to the above, whenever necessary, the Company may, upon giving prior public notice, fix a date as a record date and may deem the shareholders or registered share pledgees whose names have been entered or recorded in the latest register of shareholders as of such date, or the fractional shareholders whose names have been entered or recorded in the latest ledger of fractional shares as of such date, as the shareholders, the registered share pledgees or the fractional shareholders entitled to exercise their rights.

(Record Date)

Article 11.

1. (Unchanged.)

2. In addition to the above, whenever necessary, the Company may, upon giving prior public notice, fix a date as a record date and may deem the shareholders or registered share pledgees whose names have been entered or recorded in the latest register of shareholders as of such date as the shareholders or the registered share pledgees entitled to exercise their rights.

(Request for Sale of Fractional Shares)

Article 9.

1. A fractional shareholder may request that the Company sell to such fractional shareholder fractional shares which shall become one (1) share if combined with the fractional shares already held by such fractional shareholder.

2. In case of a request provided for in the preceding paragraph, the Company may refuse the request if the Company does not own fractional shares to be sold to such fractional shareholder.

(Deleted.)

(Transfer Agent)

Article 10.

1. The Company shall have a share transfer agent and a fractional share transfer agent.

2. The share transfer agent and the fractional share transfer agent and the handling office thereof shall be designated by resolution of the Board of Directors, and public notice thereof shall be given.

3. (Omitted.)

4. The establishment and retention of the ledger of fractional shares of the Company, the purchase of fractional shares by the Company and the purchase of additional fractional shares by fractional shareholders, and any other businesses with respect to fractional shares shall be handled by the fractional share transfer agent, not by the Company.

(Transfer Agent)

Article 12.

1. The Company shall have a share transfer agent.

2. The share transfer agent and the handling office thereof shall be designated by resolution of the Board of Directors, and public notice thereof shall be given.

3. (Unchanged.)

(Deleted.)

Current Articles of Incorporation	Proposed Amendments

(Share Handling Regulations)

Article 11.

1. (Omitted.)

2. The entries or records in the ledger of fractional shares with respect to fractional shares of the Company, the purchase of fractional shares by the Company and the purchase of additional fractional shares by fractional shareholders, and any other handling with respect to fractional shares as well as the fees therefor shall be governed by the Share Handling Regulations established by the Board of Directors.

(Share Handling Regulations) Article 13. 1. (Unchanged.) (Deleted.)
CHAPTER III. PREFERRED SHARES	CHAPTER III. PREFERRED SHARES

(Preferred Dividends)

Article 12.

1. The Company shall distribute cash dividends from surplus on Preferred Shares (hereinafter referred to as the “Preferred Dividends”) in such respective amount as prescribed below to the holders of Preferred Shares (hereinafter referred to as the “Preferred Shareholders”) or registered share pledgees who hold pledges over Preferred Shares (hereinafter referred to as the “Registered Preferred Share Pledgees”), whose names have been entered or recorded in the latest register of shareholders as of March 31 of each year, with priority over the holders of Ordinary Shares (hereinafter referred to as the “Ordinary Shareholders”), registered share pledgees who hold pledges over Ordinary Shares (hereinafter referred to as the “Registered Ordinary Share Pledgees”) or holders of fractional Ordinary Shares (hereinafter referred to as the “Fractional Ordinary Shareholders”); provided, however, that in the event that the Preferred Interim Dividends provided for in Article 13 hereof have been paid in the relevant business year, the amount so paid shall be deducted accordingly from the amount of the Preferred Dividends set forth below for each relevant class of Preferred Shares.

Class 3 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 3 Preferred Shares, up to two hundred fifty thousand (250,000) yen per share per year

(Preferred Dividends)

Article 14.

1. The Company shall distribute cash dividends from surplus on Preferred Shares (hereinafter referred to as the “Preferred Dividends”) in such respective amount as prescribed below to the holders of Preferred Shares (hereinafter referred to as the “Preferred Shareholders”) or registered share pledgees who hold pledges over Preferred Shares (hereinafter referred to as the “Registered Preferred Share Pledgees”), whose names have been entered or recorded in the latest register of shareholders as of March 31 of each year, with priority over the holders of Ordinary Shares (hereinafter referred to as the “Ordinary Shareholders”) or registered share pledgees who hold pledges over Ordinary Shares (hereinafter referred to as the “Registered Ordinary Share Pledgees”); provided, however, that in the event that the Preferred Interim Dividends provided for in Article 15 hereof have been paid in the relevant business year, the amount so paid shall be deducted accordingly from the amount of the Preferred Dividends set forth below for each relevant class of Preferred Shares.

Class 3 Preferred Shares:

Sixty (60) yen per share per year

Current Articles of Incorporation	Proposed Amendments

The First to the Fourth Series of Class 5 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 5 Preferred Shares, up to two hundred fifty thousand (250,000) yen per share per year

The First to the Fourth Series of Class 6 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 6 Preferred Shares, up to one hundred twenty-five thousand (125,000) yen per share per year

The First to the Fourth Series of Class 7 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 7 Preferred Shares, up to one hundred twenty-five thousand (125,000) yen per share per year

Class 8 Preferred Shares:

Fifteen thousand nine hundred (15,900) yen per share per year

Class 9 Preferred Shares:

Eighteen thousand six hundred (18,600) yen per share per year

Class 10 Preferred Shares:

Nineteen thousand four hundred (19,400) yen per share per year

Class 11 Preferred Shares:

Five thousand three hundred (5,300) yen per share per year

Class 12 Preferred Shares:

Eleven thousand five hundred (11,500) yen per share per year

The First to the Fourth Series of Class 5 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 5 Preferred Shares, up to two hundred fifty (250) yen per share per year

The First to the Fourth Series of Class 6 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 6 Preferred Shares, up to one hundred twenty-five (125) yen per share per year

The First to the Fourth Series of Class 7 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 7 Preferred Shares, up to one hundred twenty-five (125) yen per share per year

Class 8 Preferred Shares:

Fifteen and ninety hundredths (15.90) yen per share per year

Class 11 Preferred Shares:

Five and thirty hundredths (5.30) yen per share per year

Class 12 Preferred Shares:

Eleven and fifty hundredths (11.50) yen per share per year

2. (Omitted.) 3. (Omitted.)	2. (Unchanged.) 3. (Unchanged.)

Current Articles of Incorporation	Proposed Amendments

(Preferred Interim Dividends)

Article 13.

In the event of payment of Interim Dividends provided for in Article 49 of these Articles (hereinafter referred to as the “Preferred Interim Dividends”), the Company shall make a cash distribution from surplus in such respective amount as prescribed below for each class of Preferred Shares to the Preferred Shareholders or Registered Preferred Share Pledgees with priority over the Ordinary Shareholders, Registered Ordinary Share Pledgees or Fractional Ordinary Shareholders.

Class 3 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 3 Preferred Shares, up to one hundred twenty-five thousand (125,000) yen per share

The First to the Fourth Series of Class 5 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 5 Preferred Shares, up to one hundred twenty-five thousand (125,000) yen per share

The First to the Fourth Series of Class 6 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 6 Preferred Shares, up to sixty-two thousand five hundred (62,500) yen per share

The First to the Fourth Series of Class 7 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 7 Preferred Shares, up to sixty-two thousand five hundred (62,500) yen per share

Class 8 Preferred Shares:

Seven thousand nine hundred fifty (7,950) yen per share

Class 9 Preferred Shares:

Nine thousand three hundred (9,300) yen per share

Class 10 Preferred Shares:

Nine thousand seven hundred (9,700) yen per share

Class 11 Preferred Shares:

Two thousand six hundred fifty (2,650) yen per share

Class 12 Preferred Shares:

Five thousand seven hundred fifty (5,750) yen per share

(Preferred Interim Dividends)

Article 15.

In the event of payment of Interim Dividends provided for in Article 51 of these Articles (hereinafter referred to as the “Preferred Interim Dividends”), the Company shall make a cash distribution from surplus in such respective amount as prescribed below for each class of Preferred Shares to the Preferred Shareholders or Registered Preferred Share Pledgees with priority over the Ordinary Shareholders or Registered Ordinary Share Pledgees.

Class 3 Preferred Shares:

Thirty (30) yen per share

The First to the Fourth Series of Class 5 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 5 Preferred Shares, up to one hundred twenty-five (125) yen per share

The First to the Fourth Series of Class 6 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 6 Preferred Shares, up to sixty-two and fifty hundredths (62.50) yen per share

The First to the Fourth Series of Class 7 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 7 Preferred Shares, up to sixty-two and fifty hundredths (62.50) yen per share

Class 8 Preferred Shares:

Seven and ninety-five hundredths (7.95) yen per share

Class 11 Preferred Shares:

Two and sixty-five hundredths (2.65) yen per share

Class 12 Preferred Shares:

Five and seventy-five hundredths (5.75) yen per share

Current Articles of Incorporation	Proposed Amendments

(Distribution of Residual Assets)

Article 14.

1. If the Company distributes its residual assets in cash upon liquidation, the Company shall pay cash to the Preferred Shareholders or Registered Preferred Share Pledgees with priority over the Ordinary Shareholders, Registered Ordinary Share Pledgees or Fractional Ordinary Shareholders in such respective amount as prescribed below:

Class 3 Preferred Shares:

Two million five hundred thousand (2,500,000) yen per share

The First to the Fourth Series of Class 5 Preferred Shares:

Two million five hundred thousand (2,500,000) yen per share

The First to the Fourth Series of Class 6 Preferred Shares:

Two million five hundred thousand (2,500,000) yen per share

The First to the Fourth Series of Class 7 Preferred Shares:

Two million five hundred thousand (2,500,000) yen per share

Class 8 Preferred Shares:

Three million (3,000,000) yen per share

Class 9 Preferred Shares:

Two million (2,000,000) yen per share

Class 10 Preferred Shares:

Two million (2,000,000) yen per share

Class 11 Preferred Shares:

One million (1,000,000) yen per share

Class 12 Preferred Shares:

One million (1,000,000) yen per share

(Distribution of Residual Assets)

Article 16.

1. If the Company distributes its residual assets in cash upon liquidation, the Company shall pay cash to the Preferred Shareholders or Registered Preferred Share Pledgees with priority over the Ordinary Shareholders or Registered Ordinary Share Pledgees in such respective amount as prescribed below:

Class 3 Preferred Shares:

Two thousand five hundred (2,500) yen per share

The First to the Fourth Series of Class 5 Preferred Shares:

Two thousand five hundred (2,500) yen per share

The First to the Fourth Series of Class 6 Preferred Shares:

Two thousand five hundred (2,500) yen per share

The First to the Fourth Series of Class 7 Preferred Shares:

Two thousand five hundred (2,500) yen per share

Class 8 Preferred Shares:

Three thousand (3,000) yen per share

Class 11 Preferred Shares:

One thousand (1,000) yen per share

Class 12 Preferred Shares:

One thousand (1,000) yen per share

2. (Omitted.)	2. (Unchanged.)
(Voting Rights) Article 15. (Omitted.)	(Voting Rights) Article 17. (Unchanged.)

Current Articles of Incorporation	Proposed Amendments

(Consolidation or Split of Preferred Shares and Rights to Be
Allotted Shares, etc.)

Article 16.

1. Unless otherwise provided for by laws or regulations, the
Company shall not consolidate or split any Preferred Shares.

2. (Omitted.)

3. (Omitted.)

(Consolidation or Split of Preferred Shares and Rights to Be
Allotted Shares, etc.)

Article 18.

1. Unless otherwise provided for by laws or regulations, the
Company shall not consolidate or split any Preferred Shares.

2. (Unchanged.)

3. (Unchanged.)

(Provisions for Acquisition)

Article 17.

1. In respect of Class 3 Preferred Shares, the First to the Fourth Series of Class 5 Preferred Shares and/or the First to the Fourth Series of Class 6 Preferred Shares, the Company may, after issuance of the respective Preferred Shares and after the lapse of the period designated by resolution of the Board of Directors adopted at the time of the issuance of respective Preferred Shares, acquire such Preferred Shares, in whole or in part, in exchange for the amount of cash as deemed appropriate as the acquisition price giving due consideration to the prevailing market conditions, as determined by such resolution of the Board of Directors, on a certain date as separately determined by the Company by a resolution of the Board of Directors after the issue of the relevant Preferred Shares.

(Newly established.)

(Provisions for Acquisition)

Article 19.

1. In respect of the First to the Fourth Series of Class 5 Preferred Shares and/or the First to the Fourth Series of Class 6 Preferred Shares, the Company may, after issuance of the respective Preferred Shares and after the lapse of the period designated by resolution of the Board of Directors adopted at the time of the issuance of respective Preferred Shares, acquire such Preferred Shares, in whole or in part, in exchange for the amount of cash as deemed appropriate as the acquisition price giving due consideration to the prevailing market conditions, as determined by such resolution of the Board of Directors, on a certain date as separately determined by the Company by a resolution of the Board of Directors after the issue of the relevant Preferred Shares.

2. In respect of Class 3 Preferred Shares, the Company may, after issuance of Class 3 Preferred Shares and after February 18, 2010, acquire such Class 3 Preferred Shares, in whole or in part, in exchange for the amount of two thousand five hundred (2,500) yen per one (1) Class 3 Preferred Share, on a certain date as separately determined by the Company by a resolution of the Board of Directors after the issue of such Class 3 Preferred Shares.

2. (Omitted.)	3. (Unchanged.)

Current Articles of Incorporation	Proposed Amendments

(Right to Request Acquisition)

Article 18.

1. (Omitted.)

2. Any holder of Class 8 Preferred Shares through Class 12 Preferred Shares may request acquisition of the relevant Preferred Shares during the period in which such Preferred Shareholder is entitled to request acquisition as provided for in Attachments 1 through 5, in exchange for Ordinary Shares of the Company in the number as is calculated by the formula provided for in such Attachments 1 through 5.

(Right to Request Acquisition)

Article 20.

1. (Unchanged.)

2. Any holder of Class 8 Preferred Shares, Class 11 Preferred Shares and Class 12 Preferred Shares may request acquisition of the relevant Preferred Shares during the period in which such Preferred Shareholder is entitled to request acquisition as provided for in Attachments 1 through 3, in exchange for Ordinary Shares of the Company in the number as is calculated by the formula provided for in such Attachments 1 through 3.

(Mandatory Acquisition)

Article 19.

1. (Omitted.)

2. The Company shall mandatorily acquire any of Class 8 Preferred Shares through Class 12 Preferred Shares for which no request for acquisition is made during the period in which such Preferred Shareholder is entitled to request for acquisition on the day immediately following the last day of such period in exchange for Ordinary Shares in the number as is obtained by dividing an amount equivalent to the subscription price per each relevant Preferred Share by the average daily closing price (including closing bids or offered prices) of Ordinary Shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding a trading day or days on which no closing price or closing bid or offered price is reported) commencing on the forty-fifth (45th) trading day prior to such date; provided, however, that such calculation shall be made to units of ten (10) denominated in Yen, and rounded up to the nearest hundred (100) yen when the fraction is equal to or more than fifty (50) yen, discarding amounts less than fifty (50) yen. If the relevant average price is less than such respective amount as set forth below, the relevant Preferred Shares shall be acquired in exchange for Ordinary Shares in the number as is obtained by dividing the amount equivalent to the subscription price per each relevant Preferred Share by such respective amount as set forth below.

(Mandatory Acquisition)

Article 21.

1. (Unchanged.)

2. The Company shall mandatorily acquire any of Class 8 Preferred Shares, Class 11 Preferred Shares and Class 12 Preferred Shares for which no request for acquisition is made during the period in which such Preferred Shareholder is entitled to request for acquisition on the day immediately following the last day of such period in exchange for Ordinary Shares in the number as is obtained by dividing an amount equivalent to the subscription price per each relevant Preferred Share by the average daily closing price (including closing bids or offered prices) of Ordinary Shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding a trading day or days on which no closing price or closing bid or offered price is reported) commencing on the forty-fifth (45th) trading day prior to such date; provided, however, that such calculation shall be made to the second decimal place denominated in Yen, and rounded up to the first decimal place when the fraction is equal to or more than 0.05 yen, discarding amounts less than 0.05 yen. If the relevant average price is less than such respective amount as set forth below, the relevant Preferred Shares shall be acquired in exchange for Ordinary Shares in the number as is obtained by dividing the amount equivalent to the subscription price per each relevant Preferred Share by such respective amount as set forth below.

Current Articles of Incorporation	Proposed Amendments

Class 8 Preferred Shares:

One million two hundred nine thousand seven hundred (1,209,700) yen per share

Class 9 Preferred Shares:

Nine hundred ten thousand five hundred (910,500) yen per share

Class 10 Preferred Shares:

Nine hundred ten thousand five hundred (910,500) yen per share

Class 11 Preferred Shares:

Eight hundred two thousand six hundred (802,600) yen per share

Class 12 Preferred Shares:

Seven hundred ninety-five thousand two hundred (795,200) yen per share

3. In respect of Class 8 Preferred Shares through Class 12 Preferred Shares, the amount equivalent to the subscription price referred to in the preceding paragraph shall be such respective amount as prescribed below.

Class 8 Preferred Shares:

Three million (3,000,000) yen per share

Class 9 Preferred Shares:

Two million (2,000,000) yen per share

Class 10 Preferred Shares:

Two million (2,000,000) yen per share

Class 11 Preferred Shares:

One million (1,000,000) yen per share

Class 12 Preferred Shares:

One million (1,000,000) yen per share

Class 8 Preferred Shares:

One thousand two hundred nine and seventy hundredths (1,209.70) yen per share

Class 11 Preferred Shares:

Eight hundred two and sixty hundredths (802.60) yen per share

Class 12 Preferred Shares:

Seven hundred ninety-five and twenty hundredths (795.20) yen per share

3. In respect of Class 8 Preferred Shares, Class 11 Preferred Shares and Class 12 Preferred Shares, the amount equivalent to the subscription price referred to in the preceding paragraph shall be such respective amount as prescribed below.

Class 8 Preferred Shares:

Three thousand (3,000) yen per share

Class 11 Preferred Shares:

One thousand (1,000) yen per share

Class 12 Preferred Shares:

One thousand (1,000) yen per share

4. (Omitted.)	4. (Unchanged.)
(Order of Priority) Article 20. (Omitted.)	(Order of Priority) Article 22. (Unchanged.)

(Prescription Period) Article 21. The provisions set forth in Article 50 of these Articles shall apply mutatis mutandis to the payment of Preferred Dividends and Preferred Interim Dividends.	(Prescription Period) Article 23. The provisions set forth in Article 52 of these Articles shall apply mutatis mutandis to the payment of Preferred Dividends and Preferred Interim Dividends.

CHAPTER IV. GENERAL MEETING OF SHAREHOLDERS	CHAPTER IV. GENERAL MEETING OF SHAREHOLDERS

Article 22. through Article 27. (Omitted.)	Article 24. through Article 29. (Unchanged.)

Current Articles of Incorporation	Proposed Amendments

(General Meetings of Holders of Classes of Shares)

Article 28.

1. The provisions of Articles 23, 24, 26 and 27 of these Articles shall apply mutatis mutandis to general meetings of class shareholders.

2. The provisions of Article 25, Paragraph 1 of these Articles shall apply mutatis mutandis to the resolutions of general meetings of class shareholders made pursuant to Article 324, Paragraph 1 of the Corporation Act.

3. The provisions of Article 25, Paragraph 2 of these Articles shall apply mutatis mutandis to the resolutions of general meetings of class shareholders made pursuant to Article 324, Paragraph 2 of the Corporation Act.

(General Meetings of Holders of Classes of Shares)

Article 30.

1. The provisions of Articles 25, 26, 28 and 29 of these Articles shall apply mutatis mutandis to general meetings of class shareholders.

2. The provisions of Article 27, Paragraph 1 of these Articles shall apply mutatis mutandis to the resolutions of general meetings of class shareholders made pursuant to Article 324, Paragraph 1 of the Corporation Act.

3. The provisions of Article 27, Paragraph 2 of these Articles shall apply mutatis mutandis to the resolutions of general meetings of class shareholders made pursuant to Article 324, Paragraph 2 of the Corporation Act.

CHAPTER V. DIRECTORS AND BOARD OF DIRECTORS	CHAPTER V. DIRECTORS AND BOARD OF DIRECTORS

Article 29. through Article 35. (Omitted.)	Article 31. through Article 37. (Unchanged.)

CHAPTER VI. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS	CHAPTER VI. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

Article 36. through Article 42. (Omitted.)	Article 38 through Article 44. (Unchanged.)

CHAPTER VII. ACCOUNTING AUDITOR	CHAPTER VII. ACCOUNTING AUDITOR

Article 43. through Article 45. (Omitted.)	Article 45. through Article 47. (Unchanged.)

CHAPTER VIII. ACCOUNTS	CHAPTER VIII. ACCOUNTS

Article 46. and Article 47. (Omitted.)	Article 48. and Article 49. (Unchanged.)

(Year-End Dividends)

Article 48.

The Company shall distribute cash dividends from surplus (referred to as the “Year-End Dividends” in these Articles of Incorporation) to the shareholders or registered share pledgees whose names have been entered or recorded in the latest register of shareholders as well as to the fractional shareholders whose names have been entered or recorded in the latest ledger of fractional shares as of March 31 of each year.

(Year-End Dividends)

Article 50.

The Company shall distribute cash dividends from surplus (referred to as the “Year-End Dividends” in these Articles of Incorporation) to the shareholders or registered share pledgees whose names have been entered or recorded in the latest register of shareholders as of March 31 of each year.

Current Articles of Incorporation	Proposed Amendments

(Interim Dividends)

Article 49.

By resolution of the Board of Directors, the Company may distribute cash dividends from surplus pursuant to Article 454, Paragraph 5 of the Corporation Act (referred to as the “Interim Dividends” in these Articles of Incorporation) to the shareholders or registered share pledgees whose names have been entered or recorded in the latest register of shareholders as well as to the fractional shareholders whose names have been entered or recorded in the latest ledger of fractional shares as of September 30 of each year.

(Interim Dividends)

Article 51.

By resolution of the Board of Directors, the Company may distribute cash dividends from surplus pursuant to Article 454, Paragraph 5 of the Corporation Act (referred to as the “Interim Dividends” in these Articles of Incorporation) to the shareholders or registered share pledgees whose names have been entered or recorded in the latest register of shareholders as of September 30 of each year.

(Prescription Period for Payment of Dividends) Article 50. (Omitted.) - End -	(Prescription Period for Payment of Dividends) Article 52. (Unchanged.) - End -

(Newly established.)

SUPPLEMENT

Article 1.

Amendments to Article 6, Article 8 through Article 16, Article 19, Article 21, Article 50 and Article 51 hereof (except for the deletions in the Articles of Incorporation pertaining to Class 9 Preferred Shares and Class 10 Preferred Shares) shall have effect from the date September 30, 2007, on which stock splits of the Ordinary Shares and the Preferred Shares of the Company, pursuant to the resolution of the Meeting of the Board of Directors of the Company held on May 23, 2007, will enter into force.

(Newly established.)

Article 2.

Article 18, Paragraph 1 hereof shall not applied to stock splits of the Preferred Shares of the Company which will enter into force on September 30, 2007, pursuant to the resolution of the Meeting of the Board of Directors of the Company held on June 28, 2007.

(The underlined portions indicate amendments.)

Current Articles of Incorporation					Proposed Amendments

(Attachment 1)

Request for Acquisition of Class 8 Preferred Shares

Any Class 8 Preferred Shareholder may request acquisition of Class 8 Preferred Shares during the period in which such Preferred Shareholder is entitled to request acquisition as provided for in Paragraph 1 of this Attachment, in exchange for Ordinary Shares of the Company in the number as is calculated by the formula provided for in Paragraph 2 and 3 of this Attachment.

1.      Period during which Preferred Shareholders are Entitled to Request Acquisition

(Omitted.)

2.      Number of Ordinary Shares to be Delivered in Exchange for Acquisition

The number of the Ordinary Shares to be delivered in exchange for acquisition of Class 8 Preferred Shares shall be as follows:

(Attachment 1)

Request for Acquisition of Class 8 Preferred Shares

(Unchanged.)

1.      Period during which Preferred Shareholders are Entitled to Request Acquisition

(Unchanged.)

2.      Number of Ordinary Shares to be Delivered in Exchange for Acquisition

The number of the Ordinary Shares to be delivered in exchange for acquisition of Class 8 Preferred Shares shall be as follows:

Number of the Ordinary Shares to be delivered in exchange for acquisition	=	Number of the Class 8 Preferred Shares requested for acquisition by their holders	x	3,000,000 yen	Number of the Ordinary Shares to be delivered in exchange for acquisition	=	Number of the Class 8 Preferred Shares requested for acquisition by their holders	x	3,000 yen
		Acquisition price					Acquisition price

In the calculation of the number of the Ordinary Shares to be delivered in exchange for the acquisition, it shall be calculated to the third decimal place and such third decimal place shall be rounded up to the nearest second decimal place. In the calculation of the number of Ordinary Shares provided for above, if any number less than one (1) share is yielded, such fractions shall be handled by the method provided for in Article 167, Paragraph 3 of the Corporation Act.

In the calculation of the number of the Ordinary Shares to be delivered in exchange for the acquisition, such number shall be calculated by rounding up to the nearest tenth whole number. In the calculation of the number of Ordinary Shares provided for above, if any shares less than one (1) unit are yielded, a request for purchase of such fractional unit shares shall be deemed to be exercised and an amount of cash equivalent to the value of such fractional unit shares shall be paid.

Current Articles of Incorporation	Proposed Amendments

3.      Acquisition Price and Other Conditions

a.      Initial Acquisition Price

(Omitted.)

b.      Reset of Acquisition Price

The acquisition price shall be reset on August 1, 2006 and August 1, 2007 (each, hereinafter referred to as the “Reset Date”) to the amount obtained by multiplying the average daily closing price (including closing bids or offered prices) of the Ordinary Shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding a trading day or days on which no closing price or closing bid or offered price is reported) commencing on the forty-fifth (45th) trading day prior to the relevant Reset Date by 1.025 (calculated by rounding up to the nearest hundred (100) yen when the fraction is equal to or more than fifty (50) yen, discarding amounts less than fifty (50) yen); provided, however, that if the acquisition price so calculated is less than one million six hundred ninety-three thousand and five hundred (1,693,500) yen (subject to any adjustment in accordance with c. below) (hereinafter referred to as the “Acquisition Floor Price”), the acquisition price shall be equal to the Acquisition Floor Price. If, during the above-described forty-five (45) trading day period, any event has occurred which would require an adjustment in accordance with c. below, the average price above shall be adjusted in a manner consistent with c. below.

3.      Acquisition Price and Other Conditions

a.      Initial Acquisition Price

(Unchanged.)

b.      Reset of Acquisition Price

The acquisition price shall be reset on August 1, 2006 and August 1, 2007 (each, hereinafter referred to as the “Reset Date”) to the amount obtained by multiplying the average daily closing price (including closing bids or offered prices) of the Ordinary Shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding a trading day or days on which no closing price or closing bid or offered price is reported) commencing on the forty-fifth (45th) trading day prior to the relevant Reset Date by 1.025 (calculated by rounding up to the first decimal place when the fraction is equal to or more than 0.05 yen, discarding amounts less than 0.05 yen); provided, however, that if the acquisition price so calculated is less than one million six hundred ninety-three thousand and five hundred (1,693,500) yen (subject to any adjustment in accordance with c. below) (hereinafter referred to as the “Acquisition Floor Price”), the acquisition price shall be equal to the Acquisition Floor Price. If, during the above-described forty-five (45) trading day period, any event has occurred which would require an adjustment in accordance with c. below, the average price above shall be adjusted in a manner consistent with c. below.

c.      Adjustment of Acquisition Price

(a)    After the issuance of the Class 8 Preferred Shares, the acquisition price (including the Acquisition Floor Price) will be adjusted in accordance with the following formula (hereinafter referred to as the “Acquisition Price Adjustment Formula”) in the event any of the items set forth below occurs; provided, however, that if the acquisition price when adjusted in accordance with the Acquisition Price Adjustment Formula is less than one hundred thousand (100,000) yen, the acquisition price after adjustment shall be one hundred thousand (100,000) yen.

c.      Adjustment of Acquisition Price

(a)    After the issuance of the Class 8 Preferred Shares, the acquisition price (including the Acquisition Floor Price) will be adjusted in accordance with the following formula (hereinafter referred to as the “Acquisition Price Adjustment Formula”) in the event any of the items set forth below occurs; provided, however, that if the acquisition price when adjusted in accordance with the Acquisition Price Adjustment Formula is less than one hundred (100) yen, the acquisition price after adjustment shall be one hundred (100) yen.

Current Articles of Incorporation	Proposed Amendments

(The Acquisition Price Adjustment Formula is omitted.)

(i) through (iii)        (Omitted.)

(b)    (Omitted.)

(c)    The “Current market price per share” in the Acquisition Price Adjustment Formula means the average daily closing price (including closing bids or offered prices) of Ordinary Shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding a trading day or days on which no closing price or closing bid or offered price is reported) commencing on the forty-fifth (45th) trading day prior to the date on which the acquisition price after adjustment becomes effective (or, in the case as provided for in the proviso of c. (a) (ii) above, the record date set for the stock split or free allotment of Ordinary Shares to shareholders), calculated by rounding up to the nearest hundred (100) yen when the fraction is equal to or more than fifty (50) yen, discarding amounts less than fifty (50) yen.

If any of the events of adjustment of acquisition price as set forth in c. (a) or (b) above occurs during the above forty-five (45) trading day period, the average price above shall be adjusted in a manner consistent with c. (a) or (b) above.

(d)    and (e)        (Omitted.)

(f)     The result of the calculation by the Acquisition Price Adjustment Formula shall be rounded up to the nearest hundred (100) yen when the fraction is equal to or more than fifty (50) yen, discarding amounts less than fifty (50) yen.

(The Acquisition Price Adjustment Formula is unchanged.)

(i) through (iii)        (Unchanged.)

(b)    (Unchanged.)

(c)    The “Current market price per share” in the Acquisition Price Adjustment Formula means the average daily closing price (including closing bids or offered prices) of Ordinary Shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding a trading day or days on which no closing price or closing bid or offered price is reported) commencing on the forty-fifth (45th) trading day prior to the date on which the acquisition price after adjustment becomes effective (or, in the case as provided for in the proviso of c. (a) (ii) above, the record date set for the stock split or free allotment of Ordinary Shares to shareholders), calculated by rounding up to the nearest first decimal place when the fraction is equal to or more than 0.05 yen, discarding amounts less than 0.05 yen.

If any of the events of adjustment of acquisition price as set forth in c. (a) or (b) above occurs during the above forty-five (45) trading day period, the average price above shall be adjusted in a manner consistent with c. (a) or (b) above.

(d)    and (e)        (Unchanged.)

(f)     The result of the calculation by the Acquisition Price Adjustment Formula shall be rounded up to the nearest first decimal place when the fraction is equal to or more than 0.05 yen, discarding amounts less than 0.05 yen.

Current Articles of Incorporation	Proposed Amendments

(g)    In the event that the difference between the acquisition price after adjustment calculated by the Acquisition Price Adjustment Formula and the acquisition price before adjustment is less than one thousand (1,000) yen, no adjustment shall be made; provided, however, that if any event occurs thereafter that would require adjustment of the acquisition price, when calculating the acquisition price, such difference shall be deducted from the acquisition price before adjustment in the Acquisition Price Adjustment Formula.

(g)    In the event that the difference between the acquisition price after adjustment calculated by the Acquisition Price Adjustment Formula and the acquisition price before adjustment is less than one (1) yen, no adjustment shall be made; provided, however, that if any event occurs thereafter that would require adjustment of the acquisition price, when calculating the acquisition price, such difference shall be deducted from the acquisition price before adjustment in the Acquisition Price Adjustment Formula.

(Attachment 2) Request for Acquisition of Class 9 Preferred Shares	(Deleted.)
(Attachment 3) Request for Acquisition of Class 10 Preferred Shares	(Deleted.)

(Attachment 4)

Request for Acquisition of Class 11 Preferred Shares

Any Class 11 Preferred Shareholder may request acquisition of Class 11 Preferred Shares during the period in which such Preferred Shareholder is entitled to request acquisition as provided for in Paragraph 1 of this Attachment, in exchange for Ordinary Shares of the Company in the number as is calculated by the formula provided for in Paragraph 2 and 3 of this Attachment.

1.      Period during which Preferred Shareholders are Entitled to Request Acquisition

(Omitted.)

(Attachment 2) Request for Acquisition of Class 11 Preferred Shares (Unchanged.) 1. Period during which Preferred Shareholders are Entitled to Request Acquisition (Unchanged.)

Current Articles of Incorporation					Proposed Amendments
2. Number of Ordinary Shares to be Delivered in Exchange for Acquisition The number of the Ordinary Shares to be delivered in exchange for acquisition of Class 11 Preferred Shares shall be as follows:					2. Number of Ordinary Shares to be Delivered in Exchange for Acquisition The number of the Ordinary Shares to be delivered in exchange for acquisition of Class 11 Preferred Shares shall be as follows:
Number of the Ordinary Shares to be delivered in exchange for acquisition	=	Number of the Class 11 Preferred Shares requested for acquisition by their holders	x	1,000,000 yen	Number of the Ordinary Shares to be delivered in exchange for acquisition	=	Number of the Class 11 Preferred Shares requested for acquisition by their holders	x	1,000 yen
		Acquisition price					Acquisition price

In the calculation of the number of the Ordinary Shares to be delivered in exchange for acquisition, it shall be calculated to the third decimal place and such third decimal place shall be rounded up to the nearest second decimal place. In the calculation of the number of Ordinary Shares provided for above, if any number less than one (1) share is yielded, such fractions shall be handled by the method provided for in Article 167, Paragraph 3 of the Corporation Act.

3.      Acquisition Price and Other Conditions

a.      Initial Acquisition Price

(Omitted.)

b.      Reset of Acquisition Price

If the average daily closing price (including closing bids or offered prices) of Ordinary Shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange (any fraction less than one thousand (1,000) yen being rounded up to the nearest one thousand (1,000) yen) for thirty (30) consecutive Trading Days (“Trading Day” means a day on which a closing price (including closing bids or offered prices) (in regular trading) for the Ordinary Shares of the Company is reported on the Tokyo Stock Exchange) (such thirty (30) Trading Day period shall hereinafter be referred to as the “Reset Calculation Period”) ending on July 15 of each year from 2006 through and including 2013 (or, if any such day is not a Trading Day, the Trading Day immediately preceding such day) (each, hereinafter referred to as the “Setting Date”) is at least one thousand (1,000) yen less than the acquisition price effective as of the relevant Setting Date, the acquisition price shall, effective as of the August 1 immediately following the relevant Setting Date (each, hereinafter referred to as the “Effective Date”), be reset to the average daily closing price as calculated in the manner set forth above.

In the calculation of the number of the Ordinary Shares to be delivered in exchange for the acquisition, such number shall be calculated by rounding up to the nearest tenth whole number. In the calculation of the number of Ordinary Shares provided for above, if any shares less than one (1) unit are yielded, such fractions shall be deemed to be exercised and an amount of cash equivalent to the value of such fractional unit shares shall be paid.

3.      Acquisition Price and Other Conditions

a.      Initial Acquisition Price

(Unchanged.)

b.      Reset of Acquisition Price

If the average daily closing price (including closing bids or offered prices) of Ordinary Shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange (any fraction less than one (1) yen being rounded up to the nearest one (1) yen) for thirty (30) consecutive Trading Days (“Trading Day” means a day on which a closing price (including closing bids or offered prices) (in regular trading) for the Ordinary Shares of the Company is reported on the Tokyo Stock Exchange) (such thirty (30) Trading Day period shall hereinafter be referred to as the “Reset Calculation Period”) ending on July 15 of each year from 2006 through and including 2013 (or, if any such day is not a Trading Day, the Trading Day immediately preceding such day) (each, hereinafter referred to as the “Setting Date”) is at least one (1) yen less than the acquisition price effective as of the relevant Setting Date, the acquisition price shall, effective as of the August 1 immediately following the relevant Setting Date (each, hereinafter referred to as the “Effective Date”), be reset to the average daily closing price as calculated in the manner set forth above.

Current Articles of Incorporation	Proposed Amendments

However, if such amount so calculated is less than nine hundred eighteen thousand seven hundred (918,700) yen (subject to any adjustment in accordance with c. below) (hereinafter referred to as the “Acquisition Floor Price”), the acquisition price shall be equal to the Acquisition Floor Price. If, during the Reset Calculation Period, any event has occurred which would require adjustment in accordance with c. below, the average price above shall be adjusted in a manner consistent with c. below.

c.      Adjustment of Acquisition Price

(a)    After the issuance of the Class 11 Preferred Shares, the acquisition price (including the Acquisition Floor Price) will be adjusted in accordance with the following formula (hereinafter referred to as the “Acquisition Price Adjustment Formula”) in the event any of the items set forth below occurs; provided, however, that if the acquisition price when adjusted in accordance with the Acquisition Price Adjustment Formula is less than one hundred thousand (100,000) yen, the acquisition price after adjustment shall be one hundred thousand (100,000) yen.

(The Acquisition Price Adjustment Formula is omitted.)

(i) through (iii) (Omitted.)

(b)    (Omitted.)

However, if such amount so calculated is less than nine hundred eighteen thousand seven hundred (918,700) yen (subject to any adjustment in accordance with c. below) (hereinafter referred to as the “Acquisition Floor Price”), the acquisition price shall be equal to the Acquisition Floor Price. If, during the Reset Calculation Period, any event has occurred which would require adjustment in accordance with c. below, the average price above shall be adjusted in a manner consistent with c. below.

c.      Adjustment of Acquisition Price

(a)    After the issuance of the Class 11 Preferred Shares, the acquisition price (including the Acquisition Floor Price) will be adjusted in accordance with the following formula (hereinafter referred to as the “Acquisition Price Adjustment Formula”) in the event any of the items set forth below occurs; provided, however, that if the acquisition price when adjusted in accordance with the Acquisition Price Adjustment Formula is less than one hundred (100) yen, the acquisition price after adjustment shall be one hundred (100) yen.

(The Acquisition Price Adjustment Formula is unchanged.)

(i) through (iii) (Unchanged.)

(b)    (Unchanged.)

Current Articles of Incorporation	Proposed Amendments

(c)    The “Current market price per share” in the Acquisition Price Adjustment Formula means the average daily closing price (including closing bids or offered prices) of Ordinary Shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding a trading day or days on which no closing price or closing bid or offered price is reported) commencing on the forty-fifth (45th) trading day prior to the date on which the acquisition price after adjustment becomes effective (or, in the case as provided for in the proviso of c.(a)(ii) above, the record date set for the stock split or free allotment of Ordinary Shares to shareholders), calculated by rounding up to the nearest hundred (100) yen when the fraction is equal to or more than fifty (50) yen, discarding amounts less than fifty (50) yen.

If any of the events of adjustment of acquisition price as set forth in c.(a) or (b) above occurs during the above forty-five (45) trading day period, the average price above shall be adjusted in a manner consistent with c.(a) or (b) above.

(d)    and (e) (Omitted.)

(f)     The result of the calculation by the Acquisition Price Adjustment Formula shall be rounded up to the nearest hundred (100) yen when the fraction is equal to or more than fifty (50) yen, discarding amounts less than fifty (50) yen.

(g)    In the event that the difference between the acquisition price after adjustment calculated by the Acquisition Price Adjustment Formula and the acquisition price before adjustment is less than one thousand (1,000) yen, no adjustment shall be made; provided, however, that if any event occurs thereafter that would require adjustment of the acquisition price, when calculating the acquisition price, such difference shall be deducted from the acquisition price before adjustment in the Acquisition Price Adjustment Formula.

(c)    The “Current market price per share” in the Acquisition Price Adjustment Formula means the average daily closing price (including closing bids or offered prices) of Ordinary Shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding a trading day or days on which no closing price or closing bid or offered price is reported) commencing on the forty-fifth (45th) trading day prior to the date on which the acquisition price after adjustment becomes effective (or, in the case as provided for in the proviso of c.(a)(ii) above, the record date set for the stock split or free allotment of Ordinary Shares to shareholders), calculated by rounding up to the nearest first decimal place when the fraction is equal to or more than 0.05 yen, discarding amounts less than 0.05 yen.

If any of the events of adjustment of acquisition price as set forth in c.(a) or (b) above occurs during the above forty-five (45) trading day period, the average price above shall be adjusted in a manner consistent with c.(a) or (b) above.

(d)    and (e) (Unchanged.)

(f)     The result of the calculation by the Acquisition Price Adjustment Formula shall be rounded up to the nearest first decimal place when the fraction is equal to or more than 0.05 yen, discarding amounts less than 0.05 yen.

(g)    In the event that the difference between the acquisition price after adjustment calculated by the Acquisition Price Adjustment Formula and the acquisition price before adjustment is less than one (1) yen, no adjustment shall be made; provided, however, that if any event occurs thereafter that would require adjustment of the acquisition price, when calculating the acquisition price, such difference shall be deducted from the acquisition price before adjustment in the Acquisition Price Adjustment Formula.

Current Articles of Incorporation					Proposed Amendments

(Attachment 5)

Request for Acquisition of Class 12 Preferred Shares

Any Class 12 Preferred Shareholder may request acquisition of Class 12 Preferred Shares during the period in which such Preferred Shareholder is entitled to request acquisition as provided for in Paragraph 1 of this Attachment, in exchange for Ordinary Shares of the Company in the number as is calculated by the formula provided for in Paragraph 2 and 3 of this Attachment.:

1. Period during which Preferred Shareholders are Entitled to Request Acquisition

(Omitted.)

2. Number of Ordinary Shares to be Delivered in Exchange for Acquisition

The number of the Ordinary Shares to be delivered in exchange for acquisition of Class 12 Preferred Shares shall be as follows:

(Attachment 3)

Request for Acquisition of Class 12 Preferred Shares

(Unchanged.)

1. Period during which Preferred Shareholders are Entitled to Request Acquisition

(Unchanged.)

2. Number of Ordinary Shares to be Delivered in Exchange for Acquisition

The number of the Ordinary Shares to be delivered in exchange for acquisition of Class 12 Preferred Shares shall be as follows:

Number of the Ordinary Shares to be delivered in exchange for acquisition	=	Number of the Class 12 Preferred Shares requested for acquisition by their holders	x	1,000,000 yen	Number of the Ordinary Shares to be delivered in exchange for acquisition	=	Number of the Class 12 Preferred Shares requested for acquisition by their holders	x	1,000 yen
		Acquisition price					Acquisition price

In the calculation of the number of the Ordinary Shares to be delivered in exchange for the acquisition, it shall be calculated to the third decimal place and such third decimal place shall be rounded up to the nearest second decimal place. In the calculation of the number of Ordinary Shares provided for above, if any number less than one (1) share is yielded, such fractions shall be handled by the method provided for in Article 167, Paragraph 3 of the Corporation Act.

In the calculation of the number of the Ordinary Shares to be delivered in exchange for the acquisition, such number shall be calculated by rounding up to the nearest tenth whole number. In the calculation of the number of Ordinary Shares provided for above, if any shares less than one (1) unit are yielded, such fractional unit shares shall be deemed to be exercised and an amount of cash equivalent to the value of such fractional unit shares shall be paid.

Current Articles of Incorporation	Proposed Amendments

3. Acquisition Price and Other Conditions

a. Initial Acquisition Price

(Omitted.)

b. Reset of Acquisition Price

If the Average AQR Price (defined below) of Ordinary Shares of the Company as reported by the Tokyo Stock Exchange for thirty (30) consecutive Trading Days (“Trading Day” means a day on which the last sale price (in regular trading) for the Ordinary Shares of the Company is reported on the Tokyo Stock Exchange) (such thirty Trading Day period shall hereinafter be referred to as the “Reset Calculation Period”) ending on June 15 of each year from 2006 through and including 2008 (or, if any such day is not a Trading Day, the Trading Day immediately preceding such day) (each, hereinafter referred to as the “Setting Date”) is at least one thousand (1,000) yen less than the acquisition price effective as of the relevant Setting Date, the acquisition price shall, effective as of June 30 immediately following the relevant Setting Date (each, hereinafter referred to as the “Effective Date”), be reset to the Average AQR Price as calculated in the manner set forth above.

However, if such amount so calculated is less than seven hundred ninety-six thousand (796,000) yen (subject to any adjustment in accordance with c. below) (hereinafter referred to as the “Acquisition Floor Price”), the acquisition price shall be equal to the Acquisition Floor Price.

3. Acquisition Price and Other Conditions

a. Initial Acquisition Price

(Unchanged.)

b. Reset of Acquisition Price

If the Average AQR Price (defined below) of Ordinary Shares of the Company as reported by the Tokyo Stock Exchange for thirty (30) consecutive Trading Days (“Trading Day” means a day on which the last sale price (in regular trading) for the Ordinary Shares of the Company is reported on the Tokyo Stock Exchange) (such thirty Trading Day period shall hereinafter be referred to as the “Reset Calculation Period”) ending on June 15 of each year from 2006 through and including 2008 (or, if any such day is not a Trading Day, the Trading Day immediately preceding such day) (each, hereinafter referred to as the “Setting Date”) is at least one (1) yen less than the acquisition price effective as of the relevant Setting Date, the acquisition price shall, effective as of June 30 immediately following the relevant Setting Date (each, hereinafter referred to as the “Effective Date”), be reset to the Average AQR Price as calculated in the manner set forth above.

However, if such amount so calculated is less than seven hundred ninety-six thousand (796,000) yen (subject to any adjustment in accordance with c. below) (hereinafter referred to as the “Acquisition Floor Price”), the acquisition price shall be equal to the Acquisition Floor Price.

Current Articles of Incorporation	Proposed Amendments

The “Average AQR Price” of Ordinary Shares of the Company means the arithmetic mean (calculated by the Company and any fraction less than one thousand (1,000) yen being rounded up to the nearest one thousand (1,000) yen) of (x) the daily weighted average price of Ordinary Shares of the Company as reported by the Tokyo Stock Exchange on each Trading Day during the Reset Calculation Period, which weighted average price is announced on such page as designated by Bloomberg L.P. on its screen entitled “JT Equity AQR” to show the weighted average price of Ordinary Shares of the Company as reported by the Tokyo Stock Exchange, or such other page or service as may replace such page (hereinafter collectively referred to as the “Reference Screen”), provided by Bloomberg L.P. between 10:00 a.m. and 11:00 a.m. (London time), or (y) if the relevant Reference Screen is not available in respect of any aforementioned Trading Day, the last sale price (in regular trading) of Ordinary Shares of the Company as reported by the Tokyo Stock Exchange for that Trading Day, in each case subject to any adjustment which becomes effective during the Reset Calculation Period in accordance with c. below.

c. Adjustment of Acquisition Price

(a)    After the issuance of the Class 12 Preferred Shares, the acquisition price (including the Acquisition Floor Price) will be adjusted in accordance with the following formula (hereinafter referred to as the “Acquisition Price Adjustment Formula”) in the event any of the items set forth below occurs; provided, however, that if the acquisition price when adjusted in accordance with the Acquisition Price Adjustment Formula is less than one hundred thousand (100,000) yen, the acquisition price after adjustment shall be one hundred thousand (100,000) yen.

(The Acquisition Price Adjustment Formula is omitted.)

(i) through (iii) (Omitted.)

(b)    (Omitted.)

The “Average AQR Price” of Ordinary Shares of the Company means the arithmetic mean (calculated by the Company and any fraction less than one (1) yen being rounded up to the nearest one (1) yen) of (x) the daily weighted average price of Ordinary Shares of the Company as reported by the Tokyo Stock Exchange on each Trading Day during the Reset Calculation Period, which weighted average price is announced on such page as designated by Bloomberg L.P. on its screen entitled “JT Equity AQR” to show the weighted average price of Ordinary Shares of the Company as reported by the Tokyo Stock Exchange, or such other page or service as may replace such page (hereinafter collectively referred to as the “Reference Screen”), provided by Bloomberg L.P. between 10:00 a.m. and 11:00 a.m. (London time), or (y) if the relevant Reference Screen is not available in respect of any aforementioned Trading Day, the last sale price (in regular trading) of Ordinary Shares of the Company as reported by the Tokyo Stock Exchange for that Trading Day, in each case subject to any adjustment which becomes effective during the Reset Calculation Period in accordance with c. below.

c. Adjustment of Acquisition Price

(a)    After the issuance of the Class 12 Preferred Shares, the acquisition price (including the Acquisition Floor Price) will be adjusted in accordance with the following formula (hereinafter referred to as the “Acquisition Price Adjustment Formula”) in the event any of the items set forth below occurs; provided, however, that if the acquisition price when adjusted in accordance with the Acquisition Price Adjustment Formula is less than one hundred (100) yen, the acquisition price after adjustment shall be one hundred (100) yen.

(The Acquisition Price Adjustment Formula is unchanged.)

(i) through (iii) (Unchanged.)

(b)    (Unchanged.)

Current Articles of Incorporation	Proposed Amendments

(c)    The “Current market price per share” in the Acquisition Price Adjustment Formula means the average daily closing price (including closing bids or offered prices) of Ordinary Shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding a trading day or days on which no closing price or closing bid or offered price is reported) commencing on the forty-fifth (45th) trading day prior to the date on which the acquisition price after adjustment becomes effective (or, in the case as provided for in the proviso of c.(a)(ii) above, the record date set for the stock split or free allotment of Ordinary Shares to shareholders), calculated by rounding up to the nearest hundred (100) yen when the fraction is equal to or more than fifty (50) yen, discarding amounts less than fifty (50) yen.

If any of the events of adjustment of acquisition price as set forth in c.(a) or (b) above occurs during the above forty-five (45) trading day period, the average price above shall be adjusted in a manner consistent with c.(a) or (b) above.

(d)    and (e)         (Omitted.)

(f)     The result of the calculation by the Acquisition Price Adjustment Formula shall be rounded up to the nearest hundred (100) yen when the fraction is equal to or more than fifty (50) yen, discarding amounts less than fifty (50) yen.

(g)    In the event that the difference between the acquisition price after adjustment calculated by the Acquisition Price Adjustment Formula and the acquisition price before adjustment is less than one thousand (1,000) yen, no adjustment shall be made; provided, however, that if any event occurs thereafter that would require adjustment of the acquisition price, when calculating the acquisition price, such difference shall be deducted from the acquisition price before adjustment in the Acquisition Price Adjustment Formula.

(c)    The “Current market price per share” in the Acquisition Price Adjustment Formula means the average daily closing price (including closing bids or offered prices) of Ordinary Shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding a trading day or days on which no closing price or closing bid or offered price is reported) commencing on the forty-fifth (45th) trading day prior to the date on which the acquisition price after adjustment becomes effective (or, in the case as provided for in the proviso of c.(a)(ii) above, the record date set for the stock split or free allotment of Ordinary Shares to shareholders), calculated by rounding up to the nearest first decimal place when the fraction is equal to or more than 0.05 yen, discarding amounts less than 0.05 yen.

If any of the events of adjustment of acquisition price as set forth in c.(a) or (b) above occurs during the above forty-five (45) trading day period, the average price above shall be adjusted in a manner consistent with c.(a) or (b) above.

(d)    and (e)         (Unchanged.)

(f)     The result of the calculation by the Acquisition Price Adjustment Formula shall be rounded up to the nearest first decimal place when the fraction is equal to or more than 0.05 yen, discarding amounts less than 0.05 yen.

(g)    In the event that the difference between the acquisition price after adjustment calculated by the Acquisition Price Adjustment Formula and the acquisition price before adjustment is less than one (1) yen, no adjustment shall be made; provided, however, that if any event occurs thereafter that would require adjustment of the acquisition price, when calculating the acquisition price, such difference shall be deducted from the acquisition price before adjustment in the Acquisition Price Adjustment Formula.